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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               DRAVO CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             DLC ACQUISITION CORP.,
                          A WHOLLY OWNED SUBSIDIARY OF

                              CARMEUSE LIME, INC.
                                   (BIDDERS)
                            ------------------------

                         COMMON STOCK, $1.00 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   261471106

                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                            SUZANNE E. RITZLER, ESQ.
                            EXECUTIVE VICE PRESIDENT
                              CARMEUSE LIME, INC.
                             390 EAST JOE ORR ROAD
                        CHICAGO HEIGHTS, ILLINOIS 60411
                                 (708) 757-1240
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------
                                WITH A COPY TO:

                            MICHAEL E. BLOUNT, ESQ.
                    SEYFARTH, SHAW, FAIRWEATHER & GERALDSON
                           55 EAST MONROE, SUITE 4200
                            CHICAGO, ILLINOIS 60603
                           TELEPHONE: (312) 346-8000

                           CALCULATION OF FILING FEE
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
            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
            ----------------------                         ----------------------
                 $230,664,837                                     $46,133

 * For purposes of calculating the filing fee only. This calculation assumes the purchase of 17,743,449 shares of Common Stock, $1.00 par value, of Dravo Corporation at $13.00 per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by DLC Acquisition Corp. for such number of shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

    Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    AMOUNT PREVIOUSLY PAID: NOT APPLICABLE.
    FILING PARTY: NOT APPLICABLE.
    FORM OR REGISTRATION NO.: NOT APPLICABLE.
    DATE FILED: NOT APPLICABLE.
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

                                 SCHEDULE 14D-1


------------------------------                             ------------------------------
          CUSIP NO. 261471106                                         PAGE 2 OF 8 PAGES
------------------------------                             ------------------------------


-----------------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                DLC ACQUISITION CORP.
                36-4248543
-----------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                            (b) [X]
-----------------------------------------------------------------------------------------

      3         SEC USE ONLY
-----------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS
                AF, BK, OO
-----------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(e) or 2(f)                                  [ ]
-----------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Pennsylvania
-----------------------------------------------------------------------------------------

      7         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                None
-----------------------------------------------------------------------------------------

      8         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                CERTAIN SHARES                                                  [ ]
-----------------------------------------------------------------------------------------

      9         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                0.0%
-----------------------------------------------------------------------------------------

      10        TYPE OF REPORTING PERSON
                CO
-----------------------------------------------------------------------------------------

                                 SCHEDULE 14D-1


------------------------------                       ------------------------------
          CUSIP NO. 261471106                                   PAGE 3 OF 8 PAGES
------------------------------                       ------------------------------



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
         1        NAMES OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  CARMEUSE LIME, INC.
                  36-3933140
-----------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                        (b) [X]
-----------------------------------------------------------------------------------
         3        SEC USE ONLY
-----------------------------------------------------------------------------------

         4        SOURCE OF FUNDS
                  AF, BK, OO
-----------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(e) OR 2(f)                             [ ]
-----------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-----------------------------------------------------------------------------------
         7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                  None
-----------------------------------------------------------------------------------
         8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                  CERTAIN SHARES                                            [ ]
-----------------------------------------------------------------------------------
         9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  0.0%
-----------------------------------------------------------------------------------
         10       REPORTING PERSON
                  HC and CO
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

                                 SCHEDULE 14D-1

------------------------------                   ------------------------------
        CUSIP NO. 261471106                              PAGE 4 OF 8 PAGES
------------------------------                   ------------------------------

     The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Dravo Corporation, a Pennsylvania corporation (the "Company"). The address of the Company's principal executive office is 11 Stanwix Street, Pittsburgh, PA, 15222.

     (b) This Schedule 14D-1 relates to the offer by DLC Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and a wholly owned direct subsidiary of Carmeuse Lime, Inc. ("Parent"), a Delaware corporation and indirect subsidiary of LVI Holding N.V., a Dutch corporation ("LVI"), to purchase all outstanding shares of common stock, $1.00 par value (the "Shares"), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 21, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $13.00 per Share, in cash. At September 15, 1998, 14,718,693 Shares were outstanding, 1,373,300 Shares were issuable upon the exercise of outstanding options (whether or not vested), 51,456 Shares were issuable upon conversion of the Series B Preference Stock and 1,600,000 Shares were issuable upon conversion of the Series D Preferred Stock. The information set forth under "INTRODUCTION" in the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

     (c) The information set forth under "THE TENDER OFFER -- Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d); (g) This Schedule 14D-1 is being filed by Purchaser and Parent. Parent is a wholly owned direct subsidiary of Carmeuse North America, B.V., a Dutch corporation ("Carmeuse NA"), which is a wholly owned direct subsidiary of Carfin, S.A., a Belgian corporation ("Carfin"). Carfin is a direct subsidiary of LVI. Carmeuse S.A. ("Carmeuse SA"), a Belgian corporation, is an affiliate of Purchaser and Parent and is the guarantor of the obligations of Purchaser and Parent under the Agreement and Plan of Merger, dated as of September 15, 1998, among Purchaser, Parent and the Company. The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Certain Information Concerning Purchaser, Parent, Carmeuse NA, Carfin, LVI, and Carmeuse SA" in the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

     (e)-(f) During the last five years, none of Purchaser, Parent, Carmeuse NA, Carfin, LVI, Carmeuse SA or any persons controlling Purchaser, nor, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth under "INTRODUCTION," "THE TENDER OFFER -- Certain Information Concerning the Company," "-- Certain Information Concerning Purchaser, Parent, Carmeuse NA, Carfin, LVI, and Carmeuse SA" "-- Background of the Offer; Contacts with the Company" and "-- Purpose of the Offer; Plans for the Company; Merger Agreement; and Other Agreements," in the Offer to Purchase is incorporated herein by reference.

                                 SCHEDULE 14D-1

------------------------------                    ------------------------------
        CUSIP NO. 261471106                                PAGE 5 OF 8 PAGES
------------------------------                    ------------------------------

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth under "INTRODUCTION," "THE TENDER
OFFER -- Background of the Offer; Contacts with the Company" and "-- Purpose of the Offer; Plans for the Company; Merger Agreement; and Other Agreements" in the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Effect of the Offer on the Market for the Shares; NYSE Listing and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth under "THE TENDER OFFER -- Purpose of the Offer; Plans for the Company; Merger Agreement; and Other Agreements" in the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth under "INTRODUCTION," "THE TENDER OFFER -- Background of the Offer; Contacts with the Company" and "-- Purpose of the Offer; Plans for the Company; Merger Agreement; and Other Agreements" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "THE TENDER OFFER -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth under "THE TENDER OFFER -- Certain Information Concerning Purchaser, Parent, Carmeuse NA, Carfin, LVI and Carmeuse SA" in the Offer to Purchase is incorporated herein by reference. The information set forth in the audited financial statements of Parent, copies of which are attached hereto under the heading "Financial Statements Exhibit," is incorporated herein by reference. Parent's audited financial statements have been prepared in accordance with generally accepted accounting principles; however, because Parent is not a reporting company under the Exchange Act, its financial statements have not been prepared in accordance with Regulation S-X, as promulgated by the Securities and Exchange Commission.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

                                 SCHEDULE 14D-1

------------------------------                     -----------------------------
        CUSIP NO. 261471106                               PAGE 6 OF 8 PAGES
------------------------------                     -----------------------------

     (b)-(c) The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Regulatory Approvals; State Takeover Laws" in the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under "THE TENDER OFFER -- Effect of the Offer on the Market for the Shares; NYSE Listing and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth under "THE TENDER OFFER -- Regulatory Approvals; State Takeover Laws" in the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Offer to Purchase dated September 21, 1998.
    (a)(2)  Letter of Transmittal.
    (a)(3)  Notice of Guaranteed Delivery.
    (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.
    (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees.
    (a)(6)  Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
    (a)(7)  Tender Offer Instructions for Participants of Dravo
            Corporation Dividend Reinvestment Plan.
    (a)(8) Text of joint Press Release issued by Parent and the Company on September 15, 1998.
    (a)(9)  Form of Summary Advertisement, dated September 21, 1998.
    (a)(10) Text of Subchapter 25E of the Pennsylvania Business
            Corporation Law.
    (a)(11) Letter to shareholders of the Company, dated September 21, 1998.
    (b)(1)  Letter dated September 14, 1998 from Bank Brussels Lambert
            SA to Carmeuse SA.
    (b)(2)  Letter dated September 14, 1998 from Lafarge, S.A. to
            Carmeuse SA.
    (b)(3)  Agreement dated September 18, 1998 between Parent and
            Carmeuse SA.
    (c)(1)  Agreement and Plan of Merger, dated as of September 15,
            1998, by and among Parent, Purchaser and the Company.
    (c)(2) Confidentiality Agreement, dated April 29, 1998, by and between the Company and Parent.
    (d)     Not applicable.
    (e)     Not applicable.
    (f)     Not applicable.
    Financial Statements Exhibit

                                 SCHEDULE 14D-1

------------------------------                    ------------------------------
        CUSIP NO. 261471106                                PAGE 7 OF 8 PAGES
------------------------------                    ------------------------------

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 1998

                                          DLC ACQUISITION CORP.

                                          By:/s/ SUZANNE E. RITZLER
                                             -----------------------------------
                                             Name:
                                             Title:

                                          CARMEUSE LIME, INC.

                                          By:/s/ SUZANNE E. RITZLER
                                             -----------------------------------
                                             Name:
                                             Title:

                                 SCHEDULE 14D-1

------------------------------                    ------------------------------
        CUSIP NO. 261471106                                PAGE 8 OF 8 PAGES
------------------------------                    ------------------------------

                                 EXHIBIT INDEX

EXHIBIT
NUMBER
-------
(a)(1)   Offer to Purchase dated September 21, 1998.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7) Tender Offer Instructions for Participants of Dravo Corporation Dividend Reinvestment Plan.
(a)(8) Text of joint Press Release issued by Parent and the Company on September 15, 1998.
(a)(9)   Form of Summary Advertisement, dated September 21, 1998.
(a)(10)  Text of Subchapter 25E of the Pennsylvania Business
         Corporation Law.
(a)(11) Letter to shareholders of the Company, dated September 21, 1998.
(b)(1) Letter dated September 14, 1998 from Bank Brussels Lambert, SA to Carmeuse SA.
(b)(2)   Letter dated September 14, 1998 from Lafarge, S.A. to
         Carmeuse SA.
(b)(3)   Agreement dated September 18, 1998 between Parent and
         Carmeuse SA.
(c)(1) Agreement and Plan of Merger, dated as of September 15, 1998, by and among Parent, Purchaser and the Company.
(c)(2) Confidentiality Agreement dated April 29, 1998 by and between the Company and Parent.
(d)      Not applicable.
(e)      Not applicable.
(f)      Not applicable.

     Financial Statements Exhibit